================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                               AMENDMENT NO. 1 TO
                                    FORM T-3


                 FOR APPLICATION FOR QUALIFICATION OF INDENTURE
                      UNDER THE TRUST INDENTURE ACT OF 1939


                          GENESIS HEALTH VENTURES, INC.
                               (Name of Applicant)

                              101 East State Street
                       Kennett Square, Pennsylvania 19348
                    (Address of Principal Executive Offices)

          Securities to be Issued Under the Indenture to be Qualified:

           Title of Class                               Amount
           --------------                               ------

    Second Priority Secured Notes           Aggregate principal amount of
    due 2007                                $242,605,000

                        --------------------------------


Approximate date of proposed public offering: Upon the Effective Date under the Plan (as defined herein), presently anticipated to be on or about October 1, 2001.


                        --------------------------------




                              George V. Hager, Jr.
              Executive Vice president and Chief Financial Officer
                          Genesis Health Ventures Inc.
                              101 East State Street
                       Kennett Square, Pennsylvania 19348
                     (Name and Address of Agent for Service)


                                 With copies to:

                             Michael F. Walsh, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153



--------------------------------------------------------------------------------
The Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this Application for Qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.


NY2:\1082090\02\N6Y202!.DOC\50505.0003

                                    FORM T-3

                                     GENERAL

ITEM 1.  GENERAL INFORMATION.

         (a) The Applicant, Genesis Health Ventures, Inc., is a corporation. Certain subsidiaries of the Applicant will guarantee the New Senior Notes (defined below).

         (b) The Applicant is a Pennsylvania corporation.

ITEM 2.  Securities Act Exemption Applicable.

         The Applicant intends to offer, under the terms and subject to the conditions set forth in the Disclosure Statement (the "Disclosure Statement") and an accompanying Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code of Applicant, Genesis ElderCare Corp. ("Multicare") and certain of each of their respective subsidiaries (the "Plan") copies of which are included as exhibits T3E-1 and T3E-2 to this application, Second Priority Secured Notes due 2007 bearing interest at LIBOR plus 5.0% due 2007 (the "New Senior Notes"), in an aggregate principal amount equal to $242,605,000. The New Senior Notes will be issued pursuant to the indenture to be qualified under this Form T-3 (the "Indenture"), a copy of which is included as Exhibit T3C to this application.

         The New Senior Notes are being offered by the Applicant in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), afforded by Section 1145 of Title 11 of the United States Code, as amended (the "Bankruptcy Code"). Generally, section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a bankruptcy plan of reorganization from registration under the Securities Act and under equivalent state securities and "blue sky" laws if the following requirements are satisfied: (i) the securities are issued by the debtor (or its successor) under a plan of reorganization; (ii) the recipients of the securities hold a claim against the debtor, an interest in the debtor or a claim for an administrative expense against the debtor; and (iii) the securities are issued entirely in exchange for the recipient's clam against or interest in the debtor or are issued "principally" in such exchange and "partly" for cash or property. The Applicant believes that the offer and exchange of the New Senior Notes under the Plan will satisfy such requirements of section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer and exchange is exempt from the registration requirements referred to above. Pursuant to the Plan, Multicare will consummate a merger (the "Merger") with a subsidiary of the Applicant and, as a result, become a wholly-owned subsidiary of the Applicant. Currently, Applicant owns 43.6% of Multicare. The Plan contemplates, among other things, the restructuring of the outstanding debt of the Applicant, The Multicare Companies, Inc., a Delaware corporation, and the entities listed on exhibits "A" and "B" to the Plan (collectively the "Debtors"), in part through the issuance by the Applicant of an aggregate principal amount of New Senior Notes equal to $242,605,000. The New Senior Notes will bear interest at a floating rate of LIBOR plus 5.0%. The New Senior Notes will mature 6 months after the term note portion of the exit financing, which is expected to be 5-1/2 years after the effective date of the Plan (the "Effective Date"). The New Senior Notes will be secured by a junior lien on real property and related fixtures of substantially all of the Debtors, subject to the liens granted to the lenders providing exit financing and any other pre-existing liens on such property. The liens granted to secure the New Senior Notes will also secure, on an equal and ratable basis, the claims in Subclass G1-17 (as designated by the Plan) and the liens of the property securing such claims will secure the New Senior Notes, on a junior and subordinate basis. For more complete description of the New Senior Notes, reference is made in the Indenture.

                                  AFFILIATIONS

ITEM 3.  Affiliates.

         (a) Set forth below are all direct and indirect subsidiaries of the Applicant (except for Multicare and its direct and indirect subsidiaries, which are listed in Section (b) to this Item 3), all of which are wholly owned by the Applicant or its subsidiaries unless otherwise indicated. The names of indirectly owned entities are indented and listed under their direct parent entities:

        Concord Healthcare Corporation (DE)
           Brinton Manor, Inc. (DE)
           Govemor's House Nursing Home, Inc. (DE)
           Hilltop Health Care Center, Inc. (DE)
           Keystone Nursing Home, Inc. (DE)
           Knollwood Nursing Home, Inc. (DE)
           Lincoln Nursing Home, Inc. (DE)
           Quakertown Manor Convalescent & Rehabilitation, Inc. (DE)
           Wayside Nursing Home, Inc. (DE)
        Edella Street Associates (PA)                                                                       98%(2)
        Genesis - Georgetown SNF/JV, Limited Liability Company (DE)
        Genesis Holdings, Inc. (DE)
           Crystal City Nursing Center, Inc. (MD)
           Dover Healthcare Associates, Inc. (DE)
           Genesis Health Services Corporation (DE)
             ASCO Healthcare, Inc. (MD)
               Accumed, Inc. (NH)
               ASCO Healthcare of New England, Inc. (MD)                                                    55%
                 ASCO Heathcare of New England. L.P. (MD)                                                    1%(1)
               ASCO Healthcare of New England L.P. (MD)                                                     54.5%(2)
               CareCard, Inc. (MD)
               Care 4, L.P. (DE)                                                                            99.5%(2)
               Compass Health Services, Inc. (NH)
               Concord Pharmacy Services, Inc. (PA)
                 National Pharmacy Services, Inc. (PA)
               Delco Apothecary, Inc. (PA)
               Eastern Medical Supplies, Inc. (MD)
               Eastern Rehab Services, Inc. (MD)
               Encare of Massachusetts, Inc. (DE)
               Health Concepts and Services, Inc. (MD)
               Horizon Medical Equipment and Supply, Inc. (WV)
               Institutional Health Care Services, Inc. (NJ)
                 Care4, L.P. (DE)                                                                            0.5%(1)
               Medical Services Group, Inc. (MD)
               NeighborCare Pharmacies, Inc. (MD)
                 ASCO Healthcare of New England, Inc. (MD)                                                  45%
                 ASCO Healthcare of New England, L.P. (MD)                                                  44.5%(2)
                 Main Street Pharmacy, LLC (MD)                                                              1%
               Respiratory Health Services, L.L.C. (MD)                                                     70%
               Suburban Medical Services, Inc. (PA)
               Transport Services, Inc. (MD)
             Genesis Eldercare Adult Day Health Services, Inc. (PA)
             Genesis Eldercare Home Care Services, Inc. (PA)
                 Genesis Eldercare Home Health Services-Southern, Inc. (PA)
                 Genesis/VNA Partnership Holding Company, Inc. (PA)
             Genesis Eldercare Network Services, Inc. (PA)
                 Genesis Eldercare Management Services, Inc. (DE)
                   Genesis ElderCare Employment Services, LLC (DE)


                                       3

                 Genesis Eldercare Network Services of Massachusetts, Inc. (PA)
                 Genesis Health Ventures of West Virginia, L.P. (PA)                                         1%(1)
             Genesis Eldercare Physician Services, Inc. (PA)
             Genesis Eldercare Rehabilitation Services, Inc. (PA)
                 Diane Morgan and Associates, Inc. (PA)
                 Genesis Eldercare Rehabilitation Management Services, Inc. (PA)
                 Genesis Health Ventures of West Virginia, L.P. (PA)                                         1%(1)
                 Therapy Care, Inc. (PA)                                                                    98%
             Genesis Eldercare Staffing Services, Inc. (PA)
             Genesis Immediate Med Center, Inc. (PA)
             Genesis Select Care Corp. (PA)
             Pharmacy Equities, Inc. (PA)
                 Hallmark Healthcare Limited Partnership (MD)                                                1%(1)
             The Tidewater Healthcare Shared Services Group, Inc. (PA)                                      86%
             Therapy Care, Inc. (PA)                                                                         2%
             Therapy Care Systems, L.P. (PA)                                                                 2%(2)
           Genesis Health Ventures of Arlington, Inc. (PA)
               Genesis Properties Limited Partnership (PA)                                                   1%(1)
           Genesis Health Ventures of Bloomfield, Inc. (PA)
           Genesis Health Ventures of Clarks Summit, Inc. (PA)
               Edella Street Associates (PA)                                                                 2%(1)
           Genesis Health Ventures of Lanham, Inc. (PA)
           Genesis Health Ventures of Massachusetts, Inc. (PA)
           Genesis Health Ventures of Naugatuck, Inc. (PA)
           Genesis Health Ventures of New Garden, Inc. (PA)
           Genesis Health Ventures of Point Pleasant, Inc. (PA)
           Genesis Health Ventures of Salisbury, Inc. (PA)
               Genesis Properties of Delaware Ltd. Partnership, L.P. (DE)                                   97%(2)
               GHV at Salisbury Center, Inc. (PA)
           Genesis Health Ventures of Wayne, Inc. (PA)
           Genesis Health Ventures of Wilkes-Barre, Inc. (PA)
               Genesis Properties Limited Partnership (PA)                                                  99%(2)
               River Street Associates (PA)                                                                  2%(1)
           Genesis Health Ventures of Windsor, Inc. (PA)
           Genesis Healthcare Centers Holdings, Inc. (DE)
               Derby Nursing Center Corporation (CT)
               EIDOS, Inc. (FL)
               Genesis ElderCare Centers I, Inc. (DE)
                 Genesis ElderCare Centers I, L.P. (DE)                                                     91%(2)
               Genesis ElderCare Centers II, Inc. (DE)
                 Genesis ElderCare Centers II, L.P. (DE)                                                    91%(2)
               Genesis ElderCare Centers III, Inc. (DE)
                 Genesis ElderCare Centers III, L.P. (DE)                                                   91%(2)
               Genesis ElderCare Living Facilities, Inc. (PA)
               Genesis Eldercare National Centers, Inc. (FL)
               Genesis ElderCare Partnership Centers, Inc. (DE)
                 Genesis ElderCare Centers I, L.P. (DE)                                                      9%(1)
                 Genesis ElderCare Centers II, L.P. (DE)                                                     9%(1)
                 Genesis ElderCare Centers III, L.P. (DE)                                                    9%(1)
               Genesis Eldercare Properties, Inc. (PA)
               Genesis Health Ventures of Indiana, Inc. (PA)
               Genesis-Health Ventures of West Virginia, Inc. (PA)
                 Genesis Health Ventures of West Virginia L.P. (PA)                                         98%(2)
               Knollwood Manor, Inc. (PA)
               McKerley Health Care Center - Concord, Inc. (NH)


                                       4

                 McKerley Health Care Center-Concord Limited Partnership (NH)                                1%(1)
               McKerley Health Care Centers, Inc. (NH)
                 McKerley Health Care Center-Concord Limited Partnership (NH)                               99%(2)
               Meridian Health, Inc. (PA)
                 Brevard Meridian Limited Partnership (MD)                                                  99%(2)
                 Catonsville Meridian Limited Partnership (MD)                                            1%(1) / 98%(2)
                 Easton Meridain Limited Partnership (MD)                                                 1%(1) / 98%(2)
                 Greenspring Meridian Limited Partnership (MD)                                              99%(2)
                 Hallmark Healthcare Limited Partnership (MD)                                               99%(2)
                 Hammonds Lane Meridian Limited Partnership (MD)                                          1%(1) / 98%(2)
                 McKerley Health Facilities (NH)                                                            50%(1)
                 Meridan/Constellation Limited Partnership (MD)                                             70.7%(2)
                 Millville Meridian Limited Partnership (MD)                                                99%(2)
                 Seminole Meridian Limited Partnership(MD)                                                   1%(1)
                 Volusia Meridian Limited Partnership (MD)                                                   1%(1)
               Meridian Healthcare Investments, Inc. (MD)
               Meridian Healthcare, Inc. (PA)
                 Brevard Meridian Limited Partnership (MD)                                                   1%(1)
                 Catonsville Meridian Limited Partnership (MD)                                               1%(1)
                 Easton Meridian Limited Partnership (MD)                                                    1%(1)
                 Greenspring Meridian Limited Partnership (MD)                                               1%(1)
                 Hammonds Lane Meridian Limited Partnership (MD)                                             1%(1)
                 Lake Manor, Inc. (PA)
                   Lake Washington, Ltd. (FL)                                                                1%(1)
                 Lake Washington, Ltd.(FL)                                                                  99%(1)
                 McKerley Health Facilities (NH)                                                            50%(1)
                 Meridian Edgewood Limited Partnership (MD)                                                  1%(1)
                 Meridian Perring Limited Partnership (MD)                                                   1%(1)
                 Meridian Valley Limited Partnership (MD)                                                    1%(1)
                 Meridian Valley View Limited Partnership (MD)                                               1%(1)
                 Meridian/Constellation Limited Partnership (MD)                                          1%(1) / 28.3%(2)
                   Meridian Edgewood Limited Partnership (MD)                                               99%(2)
                   Meridian Perring Limited Partnership (MD)                                                99%(2)
                   Meridian Valley Limited Partnership (MD)                                                 99%(1)
                   Meridian Valley View Limited Partnership (MD)                                            99%(2)
                 Millville Meridian Limited Partnership (MD)                                                 1%(1)
                 Seminole Meridian Limited Partnership (MD)                                                 99%(2)
                 Volusia Meridian Limited Partnership (MD)                                                  99%(2)
               Oak Hill Health Care Center, Inc. (VA)
               Versalink, Inc. (DE)
           Genesis Properties of Delaware Corporation (DE)
               Genesis Properties of Delaware Ltd. Partnership, L.P. (DE)                                    3%(1)
           H.O. Subsidiary, Inc. (MD)
           Healthcare Resources Corp. (PA)
               Crozer-Genesis Partnership Holding Company, Inc. (PA)
           Philadelphia Avenue Corporation (PA)
               Philadelphia Avenue Associates (PA)                                                           2%(1)
           State Street Associates, Inc. (PA)
               Manor Management Corp. of Georgian Manor, Inc. (PA)
               State Street Associates, L.P. (PA)                                                            1%(1)
           Wyncote Healthcare Corp. (PA)
        Geriatric and Medical Companies, Inc. (DE)
             Geriatric and Medical Investments Corporation (DE)
             Geriatric and Medical Services, Inc. (NJ)
               Burlington Woods Convalescent Center, Inc. (NJ)
               Cheltenham LTC Management Inc. (PA)


                                       5

               Crestview Convalescent Home, Inc. (PA)
               Crestview North, Inc. (PA)
               GeriMed Corporation (PA)
               GMS Insurance Services, Inc. (PA)
               GMC Leasing Corporation (DE)
               GMC LTC Management, Inc. (PA)
                   Norristown Nursing & Rehabilitation Center Associates, L.P. (PA)                          1%(1)
               Innovative Health Care Marketing, Inc. (PA)
               Norristown Nursing & Rehabilitation Center Associates, L.P. (PA)                             99%(2)
               North Cape Convalescent Center Associates, L.P. (PA)                                          1%(1)
               Northwest Total Care Center Associates, L.P. (NJ)                                             1%(1)
               Prospect Park LTC Management, Inc. (PA)
               Villas Realty and Investments, Inc. (PA)
                   North Cape Convalescent Center Associates, L.P. (PA)                                     99%(2)
                   Northwest Total Care Center Associates, L.P. (NJ)                                        99%(2)
               Walnut LTC Management, Inc. (PA)
               West Philadelphia LTC Management, Inc. (PA)
               York LTC Management, Inc. (PA)
             GMC Financial Services, Inc. (PA)
             GMS Management - Tucker, Inc. (PA)
             GMS Management, Inc. (PA)
             Life Support Medical, Inc. (PA)
               Carefleet, Inc. (PA)
               Genesis Eldercare Diagnostic Services, Inc. (PA)
               Genesis Eldercare Hospitality Services, Inc. (PA)
               GMC Medical Consulting Services, Inc. (PA)
               Innovative Pharmacy Services, Inc. (NJ)
               Life Support Medical Equipment, Inc. (PA)
               Metro Pharmaceutical, Inc. (PA)
               Network Ambulance Services, Inc. (PA)
                   Genesis Eldercare Transportation Services, Inc. (PA)
               United Health Care Services, Inc. (PA)
               Valley Medical Services, Inc. (PA)
               Valley Transport Ambulance Service, Inc. (PA)
               Weisenfluh Ambulance Service, Inc. (PA)
        Health Objects Corporation (MD)
               Automated HomeCare Systems, LLC (MD)
        NeighborCare Pharmacy Services, Inc. (DE)
               NeighborCare Infusion Services, Inc. (DE)
               NeighborCare Medisco, Inc. (CA)
               NeighborCare of Oklahoma, Inc. (OK)
               NeighborCare-ORCA, Inc. (OR)
               NeighborCare-TCI, Inc. (DE)
                 NeighborCare of Indiana, Inc. (IN)
                 NeighborCare of Northern California, Inc. (CA)
                 NeighborCare of Virginia, Inc. (VA)
                 NeighborCare of Wisconsin, Inc. (WI)
        Philadelphia Avenue Associates (PA)
        Professional Pharmacy Services, Inc. (MD)
               Main Street Pharmacy, LLC (MD)                                                               99%
        Respiratory Health Services, L.L.C. (MD)                                                            30%(1)
        River Street Associates (PA)                                                                        98%(2)
        State Street Associates, L.P. (PA)                                                                  99%(2)
         ---------------------------------------------
         (1) Interest held as a general partner.
         (2) Interest held as a limited partner.


                                       6

         (b) As of September 18, 2001, the Applicant is holding 43.6% of
Multicare. Set forth below are all direct and indirect subsidiaries of Multicare, all of which are wholly owned by the Multicare or its subsidiaries unless otherwise indicated. The names of indirectly owned entities are indented and listed under their direct parent entities:

     The Multicare Companies Inc. (DE)
       ADS/Multicare, Inc. (DE)
         Academy Nursing Home, Inc. (MA)
         ADS Apple Valley, Inc. (MA)
           ADS Apple Valley Limited Partnership (MA)                                                 1%(1)
         ADS Apple Valley Limited Partnership (MA)                                                  99%(2)
         ADS Consulting, Inc. (MA)
         ADS Danvers ALF, Inc. (DE)
         ADS Dartmouth ALF, Inc. (DE)
           ADS Dartmouth General Partnership (MA)                                                   20%(1)
         The ADS Group, Inc. (MA)
         ADS Hingham ALF, Inc. (DE)
         ADS Hingham Limited Partnership (MA)                                                       99%(2)
         ADS Hingham Nursing Facility, Inc. (MA)
           ADS Hingham Limited Partnership (MA)                                                      1%(1)
         ADS Home Health, Inc. (DE)
         ADS Management, Inc. (MA)
         ADS Palm Chelmsford, Inc. (MA)
         ADS Recuperative Center, Inc. (MA)
           ADS Recuperative Center Limited Partnership (MA)                                          1%(1)
         ADS Recuperative Center Limited Partnership (MA)                                           99%(2)
         ADS Reservoir Waltham, Inc. (MA)
         ADS Senior Housing, Inc. (MA)
           ADS Dartmouth General Partnership (MA)                                                   80%(1)
         ADS Village Manor, Inc. (MA)
         The Apple Valley Partnership Holding Company, Inc. (PA)
         Arcadia Associates (MA)                                                                    87.5%(1)
         ASL, Inc. (MA)
         Health Resources of Academy Manor, Inc. (DE)
         Health Resources of Gardner, Inc. (DE)
         Health Resources of North Andover, Inc. (DE)
         Health Resources of Solomont/Brookline, Inc. (DE)
         Nursing and Retirement Center of the Andovers, Inc. (MA)
         Prescott Nursing Home, Inc. (MA)
         Senior Source, Inc. (MA)
         Solomont Family Fall River Venture, Inc. (MA)
         Solomont Family Medford Venture, Inc. (MA)
         Westford Nursing and Retirement Center, Inc. (MA)
             Westford Nursing & Retirement Center, Limited Partnership (MA)                          1%(1)
         Westford Nursing & Retirement Center, Limited Partnership (MA)                             99%(2)
         Willow Manor Nursing Home, Inc. (MA)
         ANR, Inc. (DE)
         Applewood Health Resources, Inc. (DE)
         The Assisted Living Associates of Wall, Inc. (WV)
         Bethel Health Resources, Inc. (DE)
         Breyut Convalescent Center, Inc. (NJ)
       Breyut Convalescent Center, L.L.C. (NJ)                                                      99%
           Mercerville Associates of New Jersey, L.P. (DE)                                           1%(1)
       Century Care Construction, Inc. (NJ)
       Century Care Management, Inc. (DE)
       Chateau Village Health Resources, Inc. (DE)


                                       7

       CHNR-1, Inc. (DE)
       Colonial Hall Health Resources, Inc. (DE)
       Colonial House Health Resources, Inc. (DE)
       Concord Health Group, Inc. (DE)
           The Assisted Living Associates of Berkshire, Inc. (PA)
           The Assisted Living Associates of Lehigh, Inc. (PA)
           The Assisted Living Associates of Sanatoga, Inc. (PA)
           Berks Nursing Homes, Inc. (PA)
           CHG Investment Corp. (DE)
           Concord Companion Care, Inc. (PA)
           Concord Healthcare Services, Inc. (PA)
           Concord Home Health, Inc. (PA)
           Concord Rehab, Inc. (PA)
           Concord Service Corporation (PA)
           Delm Nursing, Inc. (PA)
           HNCA, Inc. (PA)
           Lehigh Nursing Homes, Inc. (PA)
           Montgomery Nursing Homes, Inc. (PA)
           Rose View Manor, Inc. (PA)
           Roxborough Nursing Home, Inc. (PA)
           Schuylkill Nursing Homes, Inc. (PA)
           Schuylkill Partnership Acquisition Corp. (PA)
           Senior Living Ventures, Inc. (PA)
       Cumberland Associates of Rhode Island, L.P. (DE)                                             99%(2)
       CVNR, Inc. (DE)
       ElderCare Resources Corp. (DE)
       Elmwood Health Resources, Inc. (DE)
       Encare of Mendham, Inc. (NJ)
       Encare of Mendham, L.L.C. (NJ)                                                               99%
           Holly Manor Associates of New Jersey, L.P. (DE)                                           1%(1)
       Encare of Pennypack, Inc. (PA)
       Encare of Quakertown, Inc. (PA)
           The Straus Group-Quakertown Manor, L.P. (NJ)                                              1%(1)
       Encare of Wyncote, Inc. (PA)
           The Straus Group-Hopkins House, L.P. (NJ)                                                 1%(1)
       ENR, Inc. (DE)
       Glenmark Associates, Inc. (WV)
           Brightwood Property, Inc. (WV)
           Care Haven Associates Limited Partnership (WV)                                            7.69%(1)/58.69%(2)
           Dawn View Manor, Inc. (WV)
           Glenmark Associates - Dawn View Manor, Inc. (WV)
           Glenmark Limited Liability Company I (WV)                                                99%
           Glenmark Properties I, Limited Partnership (WV)                                          29.99%(1)/45.0%(2)
           Glenmark Properties Inc. (WV)
           GMA - Brightwood, Inc. (WV)
           GMA - Madison, Inc. (WV)
           GMA - Uniontown, Inc. (PA)
           GMA Construction, Inc. (WV)
           GMA Partnership Holding Company, Inc. (WV)
             Care Haven Associates Limited Partnership (WV)                                          2.31%(1)
             Glenmark Properties I, Limited Partnership (WV)                                         1.1%(1)
             Point Pleasant Haven Limited Partnership (WV)                                           0.2 %(2)
             Raleigh Manor Limited Partnership (WV)                                                  2%(2)
             Romney Health Care Center Limited Partnership (WV)                                      0.2%(2)
             Sisterville Haven Limited Partnership (WV)                                              0.2%(2)
             Teays Valley Haven Limited Partnership (WV)                                             0.2%(2)


                                       8

           Helstat, Inc. (WV)
           House of Campbell, Inc. (WV)
           Horizon Associates, Inc. (WV)
             Automated Professional Accounts, Inc. (WV)
             Compass Health Services, Inc. (WV)
             Glenmark Limited Liability Company I (WV)                                               1%
             Horizon Mobile, Inc. (WV)
                Tri State Mobile Medical Services, Inc. (WV)
             Horizon Rehabilitation, Inc. (WV)
           HR of Charleston, Inc. (WV)
           HRWV Huntington, Inc. (WV)
           Marlinton Associates, Inc. (WV)
           Marlinton Partnership Holding Company, Inc. (WV)
           North Madison, Inc. (WV)
           Pochahontas Continuous Care Center, Inc. (WV)
           Point Pleasant Haven Limited Partnership (WV)                                        98.8%(1) /1%(2)
           Raleigh Manor Limited Partnership (WV)                                                   98%(1)
           Rest Haven Nursing Home, Inc. (WV)
           Romney Health Care Center Limited Partnership (WV)                                   50%(1) /49%(2)
           Sisterville Haven Limited Partnership (WV)                                               99.8%(1)
           Teays Valley Haven Limited Partnership (WV)                                              99.8%(1)
       Groton Associates of Connecticut, L.P. (DE)                                                  99%(2)
       Health Resources of Arcadia, Inc. (DE)
           Arcadia Associates (MA)                                                                  12.5%(2)
       Health Resources of Bridgeton, Inc. (NJ)                                                     99%
       Health Resources of Bridgeton, L.L.C. (NJ)                                                   99%
       Health Resources of Brooklyn, Inc. (DE)
       Health Resources of Cedar Grove, Inc. (NJ)
       Health Resources of Cinnaminson, Inc. (NJ)
       Health Resources of Cinnaminson, L.L.C. (NJ)                                                 99%
       Health Resources of Colchester, Inc. (CT)
       Health Resources of Columbus, Inc. (DE)
       Health Resources of Cranbury, L.L.C. (NJ)                                                    99%
       Health Resources of Cumberland, Inc. (DE)
           Cumberland Associates of Rhode Island, L.P. (DE)                                          1%(1)
       Health Resources of Eatontown, Inc. (NJ)
       Health Resources of Eatontown, L.L.C. (NJ)                                                   99%
       Health Resources of Emery, L.L.C. (NJ)                                                       99%
          The Straus Group-Old Bridge, L.P. (NJ)                                                     1%(1)
       Health Resources of Englewood, Inc. (NJ)
       Health Resources of Englewood, L.L.C. (NJ)                                                   99%
       Health Resources of Ewing, Inc. (NJ)
       Health Resources of Ewing, L.L.C. (NJ)                                                       99%
       Health Resources of Fair Lawn, L.L.C. (NJ)                                                   99%
       Health Resources of Farmington, Inc. (DE)
       Health Resources of Glastonbury, Inc. (CT)
       Health Resources of Groton, Inc. (DE)
           Groton Associates of Connecticut, L.P. (DE)                                               1%(1)
       Health Resources of Jackson, Inc. (NJ)
       Health Resources of Jackson, L.L.C. (NJ)                                                     99%
       Health Resources of Karmenta and Madison, Inc. (DE)
       Health Resources of Lakeview, Inc. (NJ)
       Health Resources of Lakeview, L.L.C. (NJ)                                                    99%
       Health Resources of Lemont, Inc. (DE)
       Health Resources of Lynn, Inc. (NJ)
       Health Resources of Marcella, Inc. (DE)


                                       9

       Health Resources of Middletown (R.I.), Inc. (DE)
           Middletown (RI) Associates of Rhode Island, L.P. (DE)                                     1%(1)
       Health Resources of Montclair, Inc. (NJ)
       Health Resources of Morristown, Inc. (NJ)
       Health Resources of Norfolk, Inc. (DE)
       Health Resources of Norwalk, Inc. (CT)
       Health Resources of Pennington, Inc. (NJ)
       Health Resources of Ridgewood, Inc. (NJ)
       Health Resources of Ridgewood, L.L.C. (NJ)                                                   99%
            The Straus Group-Ridgewood, L.P. (NJ)                                                    1%(1)
       Health Resources of Rockville, Inc. (DE)
       Health Resources of South Brunswick, Inc. (DE)
       Health Resources of South Brunswick, Inc. (NJ)
       Health Resources of South Brunswick L.L.C. (NJ)                                              99%
       Health Resources of Troy Hills, Inc. (NJ)
       Health Resources of Voorhees, Inc. (NJ)
       Health Resources of Wallingford, Inc. (DE)
           Wallingford Associates of Connecticut, L.P. (DE)                                          1%(1)
       Health Resources of Warwick, Inc. (DE)
           Warwick Associates of Rhode Island, L.P. (DE)                                             1%(1)
       Health Resources of West Orange, L.L.C. (NJ)                                                 99%
       Health Resources of Westwood, Inc. (DE)
       Healthcare Rehab Systems, Inc. (PA)
       HMNH Realty, Inc. (DE)
       Holly Manor Associates of New Jersey, L.P. (DE)                                              99%(2)
       Lakewood Health Resources, Inc. (DE)
       Laurel Health Resources, Inc. (DE)
       LRC Holding Company (DE)
       LWNR, Inc. (DE)
       Mabri Convalescent Center, Inc. (CT)
       Madison Avenue Assisted Living, Inc. (NJ)
       Marshfield Health Resources, Inc. (DE)
       Mercerville Associates of New Jersey, L.P. (DE)                                              99%(2)
       MHNR, Inc. (DE)
       Middletown (RI) Associates of New Jersey, L.P. (DE)                                          99%(2)
       MNR, Inc. (DE)
       Multicare AMC, Inc. (DE)
       Multicare Home Health of Illinois, Inc. (DE)
       Multicare Member Holding Corp. (NJ)
       Multicare Payroll Corp. (NJ)
       Pompton Associates, L.P. (NJ)                                                                99%(2)
       Pompton Care, Inc. (NJ)
       Pompton Care, L.L.C. (NJ)                                                                    99%
           Pompton Associates, L.P. (NJ)                                                             1%(1)
       Progressive Rehabilitation Centers, Inc. (DE)
       Providence Health Care, Inc. (DE)
           Northwestern Management Services, Inc. (DE)
           PHC Operating Corp. (DE)
             Health Resources of Boardman, Inc. (DE)
           Providence Funding Corp. (DE)
           Providence Medical, Inc. (DE)
       Ridgeland Health Resources, Inc. (DE)
       River Pines Health Resources, Inc. (DE)
       Rivershores Health Resources, Inc. (DE)
       RLNR, Inc. (DE)
       Roephel Convalescent Center, Inc. (NJ)


                                       10

       Roephel Convalescent Center, L.L.C. (NJ)                                                     99%
       Rose Healthcare, Inc. (NJ)
       RSNR, Inc. (DE)
       RVNR, Inc. (DE)
           The Straus Group-Hopkins House, L.P. (NJ)                                                99%(2)
           The Straus Group-Quakertown Manor, L.P. (NJ)                                             99%(2)
       Scotchwood Institutional Services, Inc. (NJ)
       Scotchwood Mass. Holding Co., Inc. (DE)
       Snow Valley Health Resources, Inc. (DE)
       Stafford Convalescent Center, Inc. (DE)
           Breyut Convalescent Center, L.L.C. (NJ)                                                   1%
           Encare of Mendham, L.L.C. (NJ)                                                            1%
           Health Resources of Bridgeton, Inc. (NJ)                                                  1%
           Health Resources of Bridgeton, L.L.C. (NJ)                                                1%
           Health Resources of Cinnaminson, L.L.C. (NJ)                                              1%
           Health Resources of Cranbury, L.L.C. (NJ)                                                 1%
           Health Resources of Eatontown, L.L.C. (NJ)                                                1%
           Health Resources of Emery, L.L.C. (NJ)                                                    1%
           Health Resources of Englewood, L.L.C. (NJ)                                                1%
           Health Resources of Ewing, L.L.C. (NJ)                                                    1%
           Health Resources of Fair Lawn, L.L.C. (NJ)                                                1%
           Health Resources of Jackson, L.L.C. (NJ)                                                  1%
           Health Resources of Lakeview, L.L.C. (NJ)                                                 1%
           Health Resources of Ridgewood, L.L.C. (NJ)                                                1%
           Health Resources of South Brunswick L.L.C. (NJ)                                           1%
           Health Resources of West Orange, L.L.C. (NJ)                                              1%
           Pompton Care, L.L.C. (NJ)                                                                 1%
           Roephel Convalescent Center, L.L.C. (NJ)                                                  1%
           Total Rehabilitation Center, L.L.C. (NJ)                                                  1%
       The Straus Group-Old Bridge, L.P. (NJ)                                                       99%(2)
       The Straus Group-Ridgewood, L.P. (NJ)                                                        99%(2)
       SVNR, Inc. (DE)
       TMC Acquisition Corp. (NJ)
       Total Rehabilitation Center, L.L.C. (NJ)                                                     99%
       Wallingford Associates of Connecticut, L.P. (DE)                                             99%(2)
       Warwick Associates of Rhode Island, L.P. (DE)                                                99%(2)

---------------------------------------
(1) Interest held as a general partner.
(2) Interest held as a limited partner.

         (c) On the Effective Date, Multicare will merge with and into a newly formed direct subsidiary of Applicant and, as a result, Multicare will become a wholly owned subsidiary of the Applicant and all of the subsidiaries of Multicare will become indirect subsidiaries of the Applicant.

         (d) See Item 4 for "Directors and Executive Officers" of the Applicant, some of whom may be deemed to be "affiliates" of the Applicant by virtue of their positions.

         (e) Except as set forth above and in Items 4 and 5 of this application, the Applicant's affiliates, including the bases of control with respect thereto, will be unchanged upon the Effective Date.


                             MANAGEMENT AND CONTROL

ITEM 4.  Directors and Executive Officers.

         (a) The following table sets forth the names of and all offices held by all current directors and executive officers of the Applicant. Except as otherwise noted below, the address for each director and officer listed below is c/o Genesis Health Ventures, Inc., 101 East State Street, Kennett Square, Pennsylvania 19348.

         Name                            Office
         ----                            ------
         Michael R. Walker               Chairman and Chief Executive Officer
         Richard R. Howard               Vice Chairman and Director
         David C. Barr                   Vice Chairman
         George V. Hager, Jr.            Executive Vice President and Chief Financial Officer
         Barbara J. Hauswald             Senior Vice President and Treasurer
         James V. McKeon                 Senior Vice President and Corporate Controller
         Richard Pell, Jr.               Senior Vice President , Administration and Chief Compliance Officer
         Marc D. Rubinger                Senior Vice President, Business Services
         James W. Tabak                  Senior Vice President, Human Resources
         James J. Wankmiller, Esq.       Senior Vice President, General Counsel and Corporate Secretary
         Richard Castor                  Senior Vice President and Chief Information Officer
         Joseph R. Buckley               Director
         James G. Coulter                Director
         Dr. Philip P. Gerbino           Director
         Samuel H. Howard                Director
         Roger C. Lipitz                 Director
         John C. McMeekin                Director
         James L. Singleton              Director
         James B. Williams               Director

         (b) The following table sets forth the names of those persons chosen to serve as directors of the Applicant's reorganized Board of Directors and executive officers, as of the Effective Date.

         Name                           Office                                 Address
         ----                           ------                                 -------
         Michael R. Walker              Chairman and Chief Executive           c/o Genesis Health Ventures, Inc. 101
                                        Officer; Director                      East State Street
                                                                               Kennett Square, Pennsylvania  19348
         Richard R. Howard              Vice Chairman                          c/o Genesis Health Ventures, Inc.
                                                                               101 East State Street
                                                                               Kennett Square, Pennsylvania  19348
         David C. Barr                  Vice Chairman                          c/o Genesis Health Ventures, Inc.
                                                                               101 East State Street
                                                                               Kennett Square, Pennsylvania  19348
         George V. Hager, Jr.           Executive Vice President and Chief     c/o Genesis Health Ventures, Inc.
                                        Financial Officer                      101 East State Street
                                                                               Kennett Square, Pennsylvania  19348
         Barbara J. Hauswald            Senior Vice President and Treasurer    c/o Genesis Health Ventures, Inc.
                                                                               101 East State Street
                                                                               Kennett Square, Pennsylvania  19348
         James V. McKeon                Senior Vice President and Corporate    c/o Genesis Health Ventures, Inc.
                                        Controller                             101 East State Street
                                                                               Kennett Square, Pennsylvania  19348
         Richard Pell, Jr.              Senior Vice President ,                c/o Genesis Health Ventures, Inc.
                                        Administration and Chief Compliance    101 East State Street
                                        Officer                                Kennett Square, Pennsylvania  19348
         Marc D. Rubinger               Senior Vice President, Business        c/o Genesis Health Ventures, Inc.
                                        Services                               101 East State Street
                                                                               Kennett Square, Pennsylvania  19348
         James W. Tabak                 Senior Vice President, Human           c/o Genesis Health Ventures, Inc.
                                        Resources                              101 East State Street
                                                                               Kennett Square, Pennsylvania  19348
         James J. Wankmiller, Esq.      Senior Vice President, General         c/o Genesis Health Ventures, Inc.
                                        Counsel and Corporate Secretary        101 East State Street
                                                                               Kennett Square, Pennsylvania  19348
         Richard Castor                 Senior Vice President and Chief        c/o Genesis Health Ventures, Inc.
                                        Information Officer                    101 East State Street
                                                                               Kennett Square, Pennsylvania  19348
         Dr. Philip P. Gerbino          Director                               c/o University of the Sciences in
                                                                               Philadelphia
                                                                               600 South 43rd Street
                                                                               Philadelphia, Pennsylvania  19104-4495
         Edwin McCall Crawford          Director                               c/o Caremark Rx
                                                                               3000 Galleria Tower, Suite 1000
                                                                               Birmingham, Alabama  35244
         James E. Dalton, Jr.           Director                               6505 Edinburgh Drive
                                                                               Nashville, Tennessee  37221
         James H. Bloem                 Director                               c/o Humana Inc.
                                                                               500 West Main Street
                                                                               Louisville, Kentucky  40202
         Joseph A. LaNasa III           Director                               c/o Goldman, Sachs & Co.
                                                                               85 Broad Street
                                                                               New York, New York  10004
         James Dondero                  Director                               c/o Highland Capital Management, LP
                                                                               13455 Noel Road
                                                                               Galleria Tower Two, Suite 1300
                                                                               Dallas, Texas  75240
         Robert H. Fish                 Director                               c/o Sonoma-Seacrest, LLC
                                                                               4121 Alta Vista Avenue
                                                                               Santa Rosa,  California 95404

ITEM 5.  Principal Owners of Voting Securities.

         (a) Presented below is certain information regarding each person owning 10% or more of the Applicant voting Securities as of September 18, 2001.

               Name and                                                                        Percentage of Voting
               --------                                                                        --------------------
       Complete Mailing Address              Title of Class Owned           Amount Owned         Securities Owned
       ------------------------              --------------------           ------------         ----------------
The Cypress Group L.L.C. (1)                     Common Stock                     21,175,714                    33.3%
65 East 55th Street
19 Floor
New York, NY  10022
TPG Partners II, L.P. (2)                        Common Stock                     20,478,605                    32.6%
201 Main Street
Suite 2420
Fort Worth, TX  76102
HCR Manor Care, Inc. (3)                         Common Stock                      7,879,570                    13.9%
One Seagate
Toledo, OH  43604-2616
James G. Coulter (4)                             Common Stock                     20,483,105                    32.6%
James L. Singleton (5)                           Common Stock                     21,186,339                    33.3%
James B. Williams (6)                            Common Stock                     20,478,605                    32.6%

--------------------------------------------
(1) Consist of (a)  5,942,063  shares of Common  Stock,  950,730  shares of which may be acquired  upon the exercise of warrants and 11,585 shares of Series H Preferred  Stock which are convertible  into 13,240,000  shares of Common Stock, beneficially  owned by Cypress Merchant Banking Partners L.P. and (b) 307,937 shares of Common Stock,  49,270 shares of which may be acquired  upon the exercise of warrants and 600 shares of Series H Preferred  Stock which are  convertible into 685,714 shares of Common Stock,  beneficially  owed by Cypress  Offshore  Partners L.P., The Cypress Group L.L.C.,
as well as Cypress Associates L.P., James A. Stern,  Jeffery P. Hughes,  James L. Singleton and David P. Spalding,  may
be deemed to beneficially own these shares.  However,  all of these persons  disclaim  beneficial  ownership.  Does not includes  8,851  shares of Series I  Preferred  Stock  convertible  to  10,115,429  shares of  non-voting  Common Stock beneficially owned by the Cypress Merchant Banking Partners L.P. and Cypress Offshore Partners L.P.
(2) Consists of (a) 6,250,000  shares of Common  Stock,  1,000,000  shares of Common Stock which may be converted  upon the  exercise of warrants  and (b) 11,575  shares of Series H Preferred  Stock which are  convertible  into  13,228,604 shares of Common Stock.  These shares are  beneficially  owned by TPG Partners II, L.P. and the  following  affiliates:
TPG  Parallel,  L.P.,  TPG Investors  II, L.P. and TPG MC  Coinvestment,  L.P.  However,  all of these groups  disclaim beneficial  ownership.  Does not include 8,375 shares of Series I Preferred Stock  convertible into 9,571,429 shares of non-voting  common stock  beneficially  owned by TPG Investors II L.P., TPG Parallel II L.P., TPG MC Coinvestment  L.P.
and TPG Partners II L.P.
(3)  Consists of 586,240  shares of Series G Preferred  Stock which are  convertible  into  7,879,550  shares of Common
Stock.
(4) Includes  20,478,605  shares held by TPG Partners,  II L.P. and certain of its  affiliates.  See Note (2). James G.
Coulter  disclaims  beneficial  ownership  of such  shares.  Mr.  Coulter is one of The Cypress  Group  L.L.C.  and TPG
Partners  II,  L.P.'s  designees  to the  board of  directors.  Includes  4,500  shares of  Common  Stock  which may be acquired  upon the exercise of stock options.
(5) Includes  21,175,714  shares held by  affiliates  of The Cypress  Group  L.L.C.  See Note (1).  James L.  Singleton
disclaims  beneficial  ownership of such shares.  Mr.  Singleton is one of he Cypress Group L.L.C. and TPG Partners II,
L.P. designees to the board of directors.
(6) Consists of 20,478,605  shares held by TPG Partners,  II L.P. and certain of its  affiliates.  See Note (2).  James
B Williams  disclaims  beneficial  ownership of such shares.  James B, Williams is one of The Cypress Group L.L.C.  and
TPG Partners II, L.P.'s designees to the board of directors.


         (b) Presented below is certain information regarding each person expected, on the basis of present holdings, commitments and information, to own 10% or more of the Applicant voting securities to be outstanding as of the Effective Date.

              Name and                                                                         Percentage of Voting
              --------                                                                         --------------------
      Complete Mailing Address              Title of Class Owned            Amount Owned         Securities Owned
      ------------------------              --------------------            ------------         ----------------
        Goldman Sachs & Co.                     Common Stock                  6,250,000                15.2%



                                  UNDERWRITERS

ITEM 6.  Underwriters.

         (a) Except for the persons listed below in Section (b) to this Item 6, within the three years prior to the date of the filing of this application, no person acted as an underwriter of any securities of the Applicant which were outstanding on the date of this application.

         (b) The following persons acted as underwriters in connection with the Applicant's issuance of 9-7/8% Senior Subordinated Notes due 2009:

                  NationsBanc Mortgage Securities, LLC
                  100 N. Tryon Street, 8th Floor
                  Charlotte, NC 28255

                  Merrill Lynch & Co.
                  World Financial Center,
                  N. Tower, 28th FL
                  NY, NY 10281

                  First Union Capital Markets
                  301 S. College Street, TW-5
                  Charlotte, NC 28288-0537

         (c) No person is acting as principal underwriter of the securities proposed to be offered pursuant to the Indenture.

                               CAPITAL SECURITIES

ITEM 7.  Capitalization.

         (a) (1) The following table sets forth certain information with respect to each authorized class of securities of the Applicant as of September 18, 2001.

                            Title of Class                                 Amount Authorized        Amount Outstanding
                            --------------                                 -----------------        ------------------
Common Stock, par value $0.02 per share............................        200,000,000 shares       48,641,456 shares
Non-Voting Common Stock, par value $0.02 per share.................        45,000,000 shares             0 shares
Series G Preferred Stock...........................................       5,000,000 shares(1)         589,714 shares
Series H Preferred Stock...........................................       5,000,000 shares(1)         24,369 shares
Series I Preferred Stock...........................................       5,000,000 shares(1)         17,631 shares


                                       15

9-3/4% Senior Subordinated Notes due 2005   (Indenture, dated as of
June 15, 1995, between Applicant and State Street Bank and Trust              $120,000,000             $120,000,000
Company, as trustee)...............................................
9-1/4% Senior Subordinated Notes due 2006  (Indenture, dated as of
October 7, 1996 between Applicant and State Street Bank and Trust             $125,000,000             $125,000,000
Company, as successor trustee).....................................
9-7/8% Senior Subordinated Notes due 2009   (Indenture, dated as of
December 23, 1998 between Applicant and The Bank of New York, as            $120,920,000 (2)          $120,920,000 (2)
trustee)...........................................................
9-3/8% Senior Subordinated Notes due 2005  (Indenture, dated as of
September 15, 1995 between Grancare, Inc. and Marine Midland Bank, as          $1,590,000              $ 1,590,000
trustee)...........................................................

-----------------------------------------
(1) Includes the amount authorized for all shares of Preferred Stock of any series.
(2) $125,000,000 face amount less $4,080,000 of original issue discount.

                  (2) The following table sets forth certain information with respect to authorized class of securities of the Applicant, to be authorized, as of the Effective Date.

                            Title of Class                                 Amount Authorized       Amount Outstanding
                            --------------                                 -----------------       ------------------
New Common Stock, par value $0.02 per share(1).....................      150,000,000 shares        41,000,000 shares
New Convertible Preferred Stock....................................          426,000 shares          426,000 shares
Other Preferred Stock..............................................        49,574,000 shares            0 shares
New Senior Notes...................................................           $242,605,000            $242,605,000

------------------------------------------------
(1)On the Effective Date, Applicant will issue warrants to purchase 4,559,475 shares of New Common Stock. This represents approximately 11.12% of the New Common Stock to be issued on the Effective Date, before dilution for stock issuances or the exercise of options under the New Management Incentive Plan (as defined in the Plan) for key employees. The New Warrants will expire on the first anniversary of the Effective Date and will have an exercise price of $20.33 per share of New Common Stock.

         (b) (1) Each share of the Applicant's Common Stock entitles the holder thereof to one vote on each matter submitted to a vote at all meetings of the Applicant's common stockholders.

                  (2) The holders of the Series G Preferred Stock are entitled to such number of votes for each share held as equals the number of shares of Common Stock into which such shares are convertible on the record date set for determining who is entitled to vote a particular matter and vote together with the holders of Common Stock as a single class, on all matters to be voted on by holders of Common Stock, of the Applicant. In addition to such voting rights, holders of the Series G Preferred Stock are entitled to vote as a separate class on matters as to which the Pennsylvania Law requires a separate class vote of the Series G Preferred Stock. In addition, whenever dividends payable on shares of Series G Preferred Stock are in arrears and unpaid for four consecutive dividend periods, the number of directors of the Applicant shall be increased by two and the holders of the Series G Preferred Stock shall have the right, voting separately as a class, by a vote of holders of a majority of the number of outstanding shares of Series G Preferred Stock, to elect two directors of the Applicant. In addition, so long as any shares of Series G Preferred Stock are outstanding, subject to the applicable provisions of the Pennsylvania Law, the Applicant shall not, without consent of the holders of at least two-thirds of the number of shares of Series G Preferred Stock at the time outstanding, given in person or by proxy, either in writing or by vote at a special meeting called for the purpose, (i) increase the number of shares of authorized Series G Preferred Stock or issue any additional shares of Series G Preferred Stock other than dividend shares; (ii) amend or modify the powers, preferences or rights of the Series G Preferred Stork or amend, alter or repeal any of the provisions of the Applicant's articles or by-laws so as to eliminate the Series G Preferred Stock or otherwise affect adversely the powers, preferences or rights of the holders of Series G Preferred Stock; provided, however, that the Applicant may authorize and issue classes or series of stock ranking senior to, or on a parity with the Series G Preferred Stock either in the payment of dividends or in the distribution of assets upon any liquidation, dissolution or winding-up of the affairs of the Applicant, or that the Applicant may be required to redeem or repurchase before all of the Series G Preferred Stock has been redeemed without the consent of the holders of the Series G Preferred Stock; or (iii) enter into any plan of complete liquidation or dissolution or otherwise effect the voluntary liquidation, dissolution or winding-up of the Applicant unless, as a result of such liquidation, dissolution or winding-up, the liquidation preference on the Series G Preferred Stock is satisfied in full.

                  (3) The holders of the Series H Preferred Stock are entitled to such number of votes for each share held as equals the number of shares of voting Common Stock into which such shares are convertible on the record date set for determining who is entitled to vote a particular matter and shall vote together with the holders of the Applicant's Common Stock as a single class, on all matters to be voted on by holders of the Applicant's Common Stock. In addition to such voting rights, holders of the Series H Preferred Stock shall be entitled to vote as a separate class on matters as to which the Pennsylvania Law requires a separate class vote of the Series H Preferred Stock. In addition, whenever the Applicant is in default of any of its obligations to redeem any outstanding shares of Series H Preferred Stock or dividends payable in cash on shares of Series H Preferred Stock have not been paid in full in cash for four consecutive fiscal quarters, the number of directors of the Applicant shall be increased by two and the holders of shares of Series H Preferred Stock and, to the extent that the Series I Preferred Stock is entitled to participate in the election of additional directors, Series I Preferred Stock, voting as a single class, shall be entitled to elect the two additional directors by majority vote. In addition, so long as any shares of Series H Preferred Stock are outstanding, subject to the applicable provisions of the Pennsylvania Law, the Applicant shall not, without consent of the holders of at least a majority of the number of shares of Series H Preferred Stock and Series I Preferred Stock at the time outstanding, voting as a class given in person or by proxy, either in writing or by vote at a special meeting called for the purpose, (i) increase the number of shares of authorized Series H Preferred Stock or Series I Preferred Stock or issue any additional shares of Series H Preferred Stock or Series I Preferred Stock, other than as contemplated by the terms of the Series H Preferred Stock or the Series I Preferred Stock; (ii) amend or modify the relative rights, preferences and limitations of the Series H Preferred Stock or Series I Preferred Stock or amend, alter or repeal any of the provisions of the Applicant's articles or by-laws so as to eliminate the Series H Preferred Stock or Series I Preferred Stock or otherwise affect adversely the relative rights, preferences and limitations of the Series H Preferred Stock or Series I Preferred Stock; (iii) other then the Series I Preferred Stock and the Series H Preferred Stock, create, authorize, issue or permit to exist any class or capital stock or series of preferred stock that ranks senior to or on a parity with the Series H Preferred Stock (other than preferred stock with an aggregate liquidation preference and accumulated and unpaid dividends not exceeding $75 million at any time outstanding ranking on a parity with the Series H Preferred Stock with respect to dividend rights and rights on liquidation, winding-up and dissolution) with respect to dividend rights and/or rights on liquidation, winding-up or dissolution, or reclassify any class or series of any junior securities into, or authorize any securities exchangeable for, convertible into or evidencing the right to purchase any such class or series; or (iv) enter into any transaction or series of transactions which would constitute a change of control or engage in any transaction pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, except in a transaction in which each share of Series H Preferred Stock is converted into or exchanged for the right to receive cash consideration in an amount that is at least equal to the greater of (x) 101% of the then effective liquidation preference plus accumulated and unpaid dividends from and including the most recent dividend payment date and (y) the fair market value of the consideration the holder of such share of Series H Preferred Stock would be entitled to receive in respect of such share if such holder were to convert such share into the Applicant's Common Stock immediately prior to the effective time of the transaction.

                  (4) The holders of the Series I Preferred Stock are entitled to vote as a separate class on matters as to which the Pennsylvania law requires a separate class vote of the Series I Preferred Stock. In addition, whenever the Applicant is in default of any of its obligations to redeem any outstanding shares of Series I Preferred Stock or dividends on shares of Series I Preferred Stock have not been paid in full in cash for four consecutive fiscal quarters, the number of directors of the Applicant shall be increased by two and the holders of shares of Series I Preferred Stock and, to the extent that the Series H Preferred Stock is entitled to participate in the election of additional directors, Series H Preferred Stock, voting as a single class, shall be entitled to elect the two additional directors by majority vote. In addition, so long as any shares of Series I Preferred Stock are outstanding, subject to the applicable provisions of the Pennsylvania Law, the Applicant shall not, without consent of the holders of at least a majority of the number of shares of Series I Preferred Stock and Series H Preferred Stock at the time outstanding, voting as a class given in person or by proxy, either in writing or by vote at a special meeting called for the purpose, (i) increase the number of shares of authorized Series I Preferred Stock or Series H Preferred Stock or issue any additional shares of Series I Preferred Stock or Series H Preferred Stock, other than as contemplated by the terms of the Series I Preferred Stock or the Series H Preferred Stock; (ii) amend or modify the relative rights, preference and limitations of the Series I Preferred Stock or Series H Preferred Stock or amend, alter or repeal any of the provisions of the Applicant's articles or by-laws so as to eliminate the Series I Preferred Stock or Series H Preferred Stock or otherwise affect adversely the relative rights, preferences and limitations of the Series I Preferred Stock or Series H Preferred Stock; (iii) other than the Series I Preferred Stock and the Series H Preferred Stock, create, authorize, issue or permit to exist any class of capital stock or series of preferred stock that ranks senior to or on a parity with the Series I Preferred Stock (other than preferred stock with an aggregate liquidation preference and accumulated and unpaid dividends not exceeding $75 million at any time outstanding ranking on a parity with the Series I Preferred Stock with respect to dividends rights and rights on liquidation, winding-up and dissolution) with respect to dividend rights and/or rights on liquidation, winding-up or dissolution, or reclassify any class or series of any junior securities into, or authorize any securities exchangeable for convertible into or evidencing the right to purchase any such class or series, or (iv) enter into any transaction or series of transactions which would constitute a change of control or engage in any transaction pursuant to Rule 13e 3 under the Securities Exchange Act of 1934, as amended, except in transaction in which each share of Series I Preferred Stock is converted into or exchanged for the right to receive cash consideration in an amount that is at least equal to the greater of (x) 101% of the then effective liquidation preference plus accumulated and unpaid dividends from and including the most recent dividend payment date and (y) the fair market value of the consideration the holder of such share of Series I Preferred Stock would be entitled to receive in respect of such share if such holder were to convert such share into the Applicant's non voting Common Stock immediately prior to the effective time of the transaction.

                  (5) As of the Effective Date, each share of New Common Stock will entitle the holder thereof to one vote on each matter submitted to a vote at all meetings of holders of Applicant's New Common Stock.

                  (6) As of the Effective Date, the holders of the New Convertible Preferred Stock will be entitled to such number of votes for each share held as equals the number of shares of New Common Stock into which such shares are convertible on the record date set for determining who is entitled to vote a particular matter and vote together with the holders of the New Common Stock as a single class, on all matters to be voted on by the holders of the New Common Stock.

                              INDENTURE SECURITIES

ITEM 8.  Analysis of Indenture Provisions.

         The following is a general description of certain provisions of the Indenture to be qualified. The description is qualified in its entirety by reference to the form of Indenture filed as an exhibit hereto. Capitalized terms used below and not defined herein have the same meanings as in the Indenture.

         Events of Default; Withholding of Notice.

         Events of Default under the Indenture occurs if: (1) there is a default in the payment of any principal of, or premium, if any, on the New Senior Notes when the same becomes due and payable; (2) default for 30 days in the payment of any interest on the New Senior Notes after such interest becomes due and payable; (3) the Applicant or any Guarantor fails to comply with the restrictions concerning merger, consolidation or transfer of assets contained in the Indenture; (4) the Applicant or any Guarantor defaults in the observance or performance of any other provision, covenant or agreement contained in the New Senior Notes, the Indenture or the Collateral Documents for 30 days after written notice from the Trustee or the holders of not less than 25% in aggregate principal amount of the New Senior Notes then outstanding; (5) there is a failure to pay when due principal, interest or premium in an aggregate amount of $10 million or more with respect to any Indebtedness of the Applicant or any Subsidiary thereof, or the acceleration prior to its express maturity of any such Indebtedness aggregating $10 million or more; (6) a court of competent jurisdiction renders a final judgment or judgments which can no longer be appealed for the payment of money in excess of $10 million (which are not paid or covered by third party insurance by financially sound insurers) against the Applicant or any Subsidiary thereof and such judgment remains undischarged for a period of 60 consecutive days during which a stay of enforcement of such judgment shall not be in effect; (7) the Applicant or any Subsidiary pursuant to or within the meaning of any bankruptcy law, other than the Plan and the proceedings related thereto: (A) commences a voluntary case or proceeding, (B) consents to the entry of an order for relief against it in an involuntary case or proceeding, (C) consents to the appointment of a Custodian of it or for all or substantially all of its property, (D) makes a general assignment for the benefit of its creditors or shall admit in writing its inability to pay its debt, or (E) generally is not paying its debts as they become due; (8) a court of competent jurisdiction enters an order or decree under any bankruptcy law that: (A) is for relief against the Applicant or any Subsidiary in an involuntary case or proceeding, (B) appoints a Custodian of the Applicant or any Subsidiary or for all or substantially all of the property of the Applicant or any Subsidiary, or (C) orders the liquidation of the Applicant or any Subsidiary, and, in each case, the order or decree remains unstated and in effect for 60 consecutive days; (9) At any time after the execution and delivery thereof, (i) any Guarantee for any reason, other than the satisfaction in full of all Obligations, shall cease to be in full force and effect (other than in accordance with its terms) or shall be declared to be null and void, or (ii) a material Collateral Document shall cease to be in full force and effect (other than by reason of a release of Collateral thereunder in accordance with the terms hereof or thereof, the satisfaction in full of the Obligations or any other termination of such Collateral Document in accordance with their terms hereof or thereof) or shall be declared null and void, or the Trustee, the Collateral Agent or the Mortgage Indenture Trustee shall not have or shall cease to have a valid and perfected second priority Lien on any Collateral purported to be covered thereby having a fair market value, individually or in the aggregate, exceeding $2,500,000, in each case for any reason other than the failure of the Trustee, the Collateral Agent or the Mortgage Indenture Trustee to take any action within its control; and (10) Holders of Senior Indebtedness holding a Lien on the stock or assets of the Applicant take any judicial action to enforce such Lien.

         If a Default or Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to each Noteholder notice of the Default or Event of Default within 90 days after it occurs. Except in the case of a Default or Event of Default in payment of principal or premium, if any, or interest on the New Senior Notes, or that resulted from the failure of the Applicant to comply with the restrictions concerning merger, consolidation or transfer of assets contained in the Indenture, the Trustee may withhold the notice if and so long as a committee of its Trust Officers in good faith determines it to be in the best interests of the holders of the New Senior Notes to do so.

         Authentication and Delivery of New Secured Notes; Application of Proceeds.

         The New Senior Notes shall be executed on behalf of the Applicant by two Officers (as this term is defined in the Indenture) of the Applicant or an Officer and an Assistant Secretary of the Applicant. Such signatures may be either manual or facsimile. If an Officer whose signature is on a New Senior Note no longer holds that office at the time the Trustee authenticates the New Senior Note or at any time thereafter, the New Senior Note shall be valid nevertheless.

         A New Senior Note shall not be valid until the Trustee manually signs the certificate of authentication on the New Senior Note. Such signature shall be conclusive evidence that the Senior Note has been authenticated under this Indenture. The New Senior Notes shall be issuable only in registered form without coupons and only in denominations of $100 and integral multiples thereof. The Trustee shall issue Senior Notes upon a Company Request. The Trustee may appoint an authenticating agent acceptable to the Company to authenticate New Senior Notes. Unless limited by the terms of such appointment, an authenticating agent may authenticate New Senior Notes whenever the Trustee may do so.

         There will be no proceeds (and therefore no application of proceeds) from the issuance of the New Senior Notes because the New Senior Notes will be issued as part of an exchange for currently outstanding indebtedness, as provided in the Plan.

         Release or Release and Substitution of Property.

                  (i) Subject to next three paragraphs, Collateral may be released from the Lien and security interest created by this Indenture and the Collateral Documents at any time or from time to time upon the request of the

Applicant pursuant to an Officers' Certificate certifying that all terms for release and conditions precedent hereunder and under the applicable Collateral Document have been met and specifying (A) the identity of the Collateral to be released and (B) the provision of this Indenture which authorizes such release. The Trustee shall release, and shall give any necessary consent, waiver or instruction to the Collateral Agent or the Mortgage Trustee, as the case may be, to release (at the sole cost and expense of the Applicant) (i) all Collateral that is contributed, sold, leased, conveyed, transferred or otherwise disposed of; provided, such contribution, sale, lease, conveyance, transfer or other distribution is or will be in accordance with the provisions of this Indenture, including, without limitation, the requirement that the net proceeds, if any, from such contribution, sale, lease, conveyance, transfer or other distribution are or will be applied in accordance with this Indenture and that no Default or Event of Default has occurred and is continuing or would occur immediately following such release; (ii) Collateral which may be released with the consent of Holders pursuant to Article 8 of the Indenture (Amendments, Supplements and Waivers); (iii) all Collateral (except as provided in Article 9 of the Indenture (Discharge of Indenture, Defeasance) upon discharge or defeasance of this Indenture in accordance with Article 9 of the Indenture; (iv) all Collateral upon the payment in full of all obligations of the Applicant with respect to the New Senior Notes; and (v) Collateral of a Guarantor whose Guarantee is released pursuant to Section 11.4 of the Indenture (Release of Guarantor). Upon receipt of such Officers' Certificate, an Opinion of Counsel and any other opinions or certificates required by the Indenture and the TIA, the Trustee shall execute, deliver or acknowledge any necessary or proper instruments of termination, satisfaction or release to evidence the release of any Collateral permitted to be released pursuant to the Indenture and the Collateral Documents.

                  (ii) No Collateral shall be released from the Lien and security interest created by the Collateral Documents pursuant to the provisions of the Collateral Documents unless there shall have been delivered to the Trustee the certificates required above.

                  (iii) The Trustee may release Collateral from the Lien and security interest created by the Indenture and the Collateral Documents upon the sale or disposition of Collateral pursuant to the Trustee's powers, rights and duties with respect to remedies provided under any of the Collateral Documents.

                  (iv) The release of any Collateral from the terms of the Indenture and the Collateral Documents shall not be deemed to impair the security under the Indenture in contravention of the provisions [of the Indenture] if and to the extent the Collateral is released pursuant to the terms of the Indenture. To the extent applicable, the Applicant shall cause TIA
Section 313(b), relating to reports, and TIA Section 314(d), relating to the release of property or securities from the Lien and security interest of the Collateral Documents and relating to the substitution therefor of any property or securities to be subjected to the Lien and security interest of the Collateral Documents to be complied with. Any certificate or opinion required by TIA Section 314(d) may be made by an Officer of the company except in cases where TIA Section 314(d) requires that such certificate or opinion be made by an independent Person, which Person shall be an independent engineer, appraiser or other expert selected or approved by the Trustee in the exercise of reasonable care.

         Satisfaction and Discharge of the Indenture.

                  (i) The Applicant and the Guarantors, if any, may terminate their obligations under the New Senior Notes, the Guarantees, if any, and the Indenture, except the obligations referred to in paragraph (3) hereof, if there shall have been cancelled by the Trustee or delivered to the Trustee for cancellation all New Senior Notes theretofore authenticated and delivered (other than any New Senior Notes that are asserted to have been destroyed, lost or stolen and that shall have been replaced as provided in Section 2.7 of the Indenture (Replacement Senior Notes)) and the Applicant has paid all sums payable by it under the Indenture or deposited all required sums with the Trustee.

                  (ii) After such delivery the Trustee upon request shall acknowledge in writing the discharge of the Applicant's and the Guarantors' obligations under the New Senior Notes, the Guarantees and the Indenture except for those surviving obligations specified below.

                  (iii) Notwithstanding the satisfaction and discharge of the Indenture, the obligations of the Applicant in Sections 2.7 (Replacement Senior Notes), 7.7 (Compensation and Indemnity), 9.5 (Deposited Money and U.S.

Government Obligations to be Held in Trust; Other Miscellaneous Provisions), 9.6 (Reinstatement) and 9.8 (Moneys Held by Trustee) of the Indenture shall survive.

         Statement as to Compliance.

                  The Applicant and each Guarantor (to the extent that such Guarantor is so required under the TIA) shall deliver to the Trustee, within 120 days after the end of each fiscal year, an Officers' Certificate (one of the signers of which shall be the principal executive officer, principal financial officer or principal accounting officer of the Applicant or such Guarantor, as the case may be) complying with Section 314(a)(4) of the TIA stating that a review of the activities of the Applicant or such Guarantor, as the case may be, during such fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Applicant or such Guarantor, as the case may be, has kept, observed, performed and fulfilled its obligations under the Collateral Documents and this Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his knowledge the Applicant or such Guarantor, as the case may be, has kept, observed, performed and fulfilled each and every covenant contained in the Collateral Documents and the Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions thereof or under the Indenture (determined without regard to any period of grace or requirement of notice provided in the Indenture), or, if a Default or Event of Default shall have occurred, describing all or such Defaults or Events of Default of which he may have knowledge and what action the Applicant or such Guarantor, as the case may be, is taking or proposes to take with respect thereto.

                  The Applicant will, so long as any of the New Senior Notes are outstanding, deliver to the Trustee, forthwith upon any Officer's becoming aware of any Default or Event of Default, an Officers' Certificate specifying the nature and extent of the same in reasonable detail and what action the Applicant or such Guarantor, as the case may be, is taking or proposes to take with respect thereto.

ITEM 9.  Other Obligors.

         The Applicant's obligations with respect to the New Senior Notes will be guaranteed by the Applicant's Subsidiaries (as defined in the Indenture) on the issue date.

Contents of Application for Qualification. This Application for Qualification comprises--

         (a) Pages numbered 1 to 23, consecutively (and an attached Exhibit Index).

         (b) The statement of eligibility and qualification of the trustee under the indenture to be qualified.

         (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee:

                  Exhibit T3A-1     Amended and Restated Articles of
                                    Incorporation of Applicant (incorporated by reference to the Applicant's Registration
                                    Statement of Form S-1 (Registration No.
                                    33-40007)).


                  Exhibit T3A-2**   Amendment to the Applicant's Articles of
                                    Incorporation, as filed on March 11, 1994, with the Secretary of the Commonwealth of Pennsylvania.


                  Exhibit T3A-3     Amendment to the Applicant's Articles
                                    of Incorporation, as filed on August 26, 1998, with the Secretary of the Commonwealth of Pennsylvania (incorporated by reference to the Applicant's Annual Report on Form
                                    10-K for the fiscal year ending September
                                    30, 1998).

                  Exhibit T3A-4     Amendment to the Applicant's Amended and
                                    Restated Articles of Incorporation, as filed with the Secretary of the Commonwealth of Pennsylvania (incorporated by reference to the Applicant's Report on Form 8-K dated
                                    November 15, 1999).

                  Exhibit T3A-5**   Form of Amended and Restated Articles of
                                    Incorporation of Applicant, to become
                                    effective as of the Effective Date.


                  Exhibit T3B-1     Amended and Restated Bylaws of Applicant
                                    (incorporated by reference to the
                                    Applicant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998).


                  Exhibit T3B-2**   Form of Amended and Restated Bylaws of
                                    Applicant, to become effective as of the Effective Date.


                  Exhibit T3C*      Form of Indenture between Applicant, the
                                    Guarantors and the Trustee.

                  Exhibit T3D       Not Applicable.


                  Exhibit T3E-1**   Disclosure Statement for Debtors' Joint Plan
                                    of Reorganization, dated July 6, 2001.

                  Exhibit T3E-2**   Debtors' Joint Plan of Reorganization Under
                                    Chapter 11 of the Bankruptcy Code, dated
                                    July 6, 2001.

                  Exhibit T3E-3**   Technical Amendments to Debtors' Joint Plan
                                    of Reorganization, dated August 27, 2001.

                  Exhibit T3E-4**   Amendments to Debtors' Joint Plan of
                                    Reorganization to Comply with Opinion on Confirmation, dated September 13, 2001.

                  Exhibit T3E-5**   Erratum to Disclosure Statement for Debtors'
                                    Joint Plan of Reorganization.


                  Exhibit T3F*      Cross reference sheet showing the location
                                    in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture
                                    Act of 1939 (included as part of Exhibit
                                    T3C).


                  Exhibit T3G**     Statement of eligibility and qualification
                                    of the Trustee on Form T-1.





--------------------------------
*        Filed herewith.
**       Previously filed.

                                    SIGNATURE


         Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, Genesis Health Ventures, Inc., a Pennsylvania corporation, has duly caused this Application for Qualification to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Kennett Square, and State of Pennsylvania, on the 28th day of September, 2001.



(Seal)                                 GENESIS HEALTH VENTURES, INC.

                                       By:  /s/ James J. Wankmiller
                                          -------------------------------------
                                       Name:    James J. Wankmiller
                                       Title:   Senior Vice President, General
                                                Counsel and Corporate Secretary
Attest:  /s/  Michael S. Sherman
         ---------------------------
Name:    Michael S. Sherman
Title:   Vice President and Assistant Secretary

                                  Exhibit Index
                                  -------------

Exhibit No.                Description
-----------                -----------

Exhibit T3A-1              Amended and Restated Articles of Incorporation of
                           Applicant (incorporated by reference to the Applicant's Registration Statement on Form S-1
                           (Registration No. 33-40007)).

Exhibit T3A-2**            Amendment to the Applicant's Articles of
                           Incorporation, as filed on March 11, 1994, with the Secretary of the Commonwealth of Pennsylvania.

Exhibit T3A-3              Amendment to the Applicant's Articles of
                           Incorporation, as filed on August 26, 1998, with the Secretary of the Commonwealth of Pennsylvania
                           (incorporated by reference to the Applicant's Annual
                           Report on Form 10-K for the fiscal year ending
                           September 30, 1998).

Exhibit T3A-4              Amendment to the Applicant's Amended and Restated
                           Articles of Incorporation, as filed with the Secretary of the Commonwealth of Pennsylvania
                           (incorporated by reference to the Applicant's Report on Form 8-K dated November 15, 1999).

Exhibit T3A-5**            Form of Amended and Restated Articles of
                           Incorporation of Applicant, to become effective as of the Effective Date.

Exhibit T3B-1              Amended and Restated Bylaws of Applicant
                           (incorporated by reference to the Applicant's
                           Quarterly Report on Form 10-Q for the quarter ended
                           March 31, 1998).

Exhibit T3B-2**            Form of Amended and Restated Bylaws of Applicant, to
                           become effective as of the Effective Date.

Exhibit T3C*               Form of Indenture between Applicant, the Guarantors
                           and the Trustee.

Exhibit T3D                Not applicable.

Exhibit T3E-1**            Disclosure Statement for Debtors' Joint Plan of
                           Reorganization, dated July 6, 2001.

Exhibit T3E-2**            Debtors' Joint Plan of Reorganization Under Chapter
                           11 of the Bankruptcy Code, dated July 6, 2001.

Exhibit T3E-3**            Technical Amendments to Debtors' Joint Plan of
                           Reorganization, dated August 27, 2001.

Exhibit T3E-4**            Amendments to Debtors' Joint Plan of Reorganization
                           to Comply with Opinion on Confirmation, dated
                           September 13, 2001.

Exhibit T3E-5**            Erratum to Disclosure Statement for Debtors' Joint
                           Plan of Reorganization.

Exhibit T3F*               Cross reference sheet showing the location in the
                           Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of
                           Exhibit T3C).

Exhibit T3G**              Statement of eligibility and qualification of the
                           Trustee on Form T-1.


--------------------------------
*        Filed herewith.
**       Previously filed.